SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Meru Networks, Inc.

(Name of Subject Company)

Meru Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

59047Q103

(CUSIP Number of Class of Securities)

Dr. Bami Bastani

President and Chief Executive Officer

894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alan B. Kalin James J. Masetti Heidi E Mayon Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500	Mark Liu General Counsel Meru Networks, Inc. 894 Ross Drive Sunnyvale, California 94089 (408) 215-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed by Meru Networks, Inc., a Delaware corporation (“Meru” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 9, 2015, related to the tender offer by Malbrouck Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Fortinet, Inc., a Delaware corporation (“Fortinet”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0005 for $1.63 per share, net to the seller in cash, without interest and subject to any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached to the Tender Offer Statement on Schedule TO filed by Fortinet and Purchaser with the SEC on June 9, 2015.

As described in the Legal Proceedings section of the Statement, the Company, its directors, Purchaser and Fortinet were named as defendants in several purported class action lawsuits brought in the Superior Court of California, County of Santa Clara and the Court of Chancery of the State of Delaware (“Delaware court”) in connection with the Offer and Merger Agreement (the “Lawsuits”).

On June 29, 2015, solely to avoid the costs, risks and uncertainties inherent in litigation, the Company entered into a memorandum of understanding with plaintiffs and other named defendants, including members of the Company’s board of directors, Purchaser and Fortinet, regarding the settlement of the Lawsuits.

Under the terms of the memorandum of understanding, the Company, the other named defendants and the plaintiffs have agreed, among other things, to settle the Lawsuits and all related claims subject to approval of the Delaware court. If the Delaware court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the Lawsuits will be dismissed with prejudice. Although the Company believes that no further supplemental disclosure is required under applicable laws, as a result of pendency and prosecution of the Lawsuits, the Company has agreed to make available additional information to its stockholders in this Amendment. Additionally, in connection with the settlement, plaintiffs intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be negotiated by the parties or determined by the Delaware court, if no agreement is reached.

If the settlement is finally approved by the Delaware court, it is anticipated that the settlement will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed merger, the Merger Agreement, and any disclosure made in connection therewith. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. The settlement will not affect the merger consideration to be paid to stockholders of the Company in connection with the proposed merger.

The Company and the other defendants, including members of the Company’s board of directors, Purchaser, and Fortinet, have vigorously denied, and continue vigorously to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Lawsuits, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into the contemplated settlement solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this Amendment, the memorandum of understanding or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

I.	Item 4 of the Schedule 14D-9 under the heading “Background of the Transaction” is hereby amended by:

(1)	Inserting the following sentence as the second sentence of the first full paragraph on page 15 thereof as follows:

“In connection with its meeting with the Meru Board, Deutsche Bank noted, among other things, that it had acted as a joint bookrunner in connection with Fortinet’s 2009 IPO.”

(2)	Inserting the following sentence as the penultimate sentence of the paragraph that begins at the bottom of page 15 and ends on page 16 thereof as follows:

“The standstill provisions terminated on May 27, 2015 when Meru entered into the Merger Agreement.”

(3)	Inserting the following paragraph and table after the last paragraph on page 16 thereof as follows:

“On October 28, 2014, members of Meru management prepared a three-year financial projection (the “October 2014 projection”) which was shared with Deutsche Bank and, subsequently, various potential buyers (including Fortinet on November 14, 2014). The October 2014 Projection included the following unaudited financial data (dollar amounts in thousands):”

	FY’14	FY’15	FY’16
Total Revenue	94,187	120,934	153,438
YTY Growth	(11%)	28%	27%
Total Cost of Revenue	34,797	42,643	51,965
Gross Profit	59,389	78,291	101,472
Gross Margin	63%	65%	66%
R&D	18,810	17,359	20,030
S&M	41,183	44,709	50,777
G&A	9,290	9,803	11,591
Total OPEX	69,284	71,871	82,397

Op Income/(Loss)	(9,894)	6,420	19,076

OpMgn	(11%)	5%	12%

Note: Financials are non-GAAP and exclude the impact of stock based compensation expense, restructuring expenses, amortization of acquisition-related intangible assets and other one-time charges.

(4)	Amending and restating the first sentence of the sixth paragraph on page 17 to read as follows:

“On November 24, 2014, Company A delivered to Meru a written indication of interest regarding an acquisition of Meru with a price per share in the $4.10 to $4.30 range, which Company A stated was preliminary, non-binding and subject to further due diligence.”

(5)	Inserting the following sentence at the end of penultimate paragraph on page 18 thereof as follows:

“At the board meeting, Directors Copperman and Singer separately disclosed various amounts of equity ownership interests in Company A.”

(6)	Amending and restating the last paragraph on page 19 thereof as follows:

“On January 13, 2015, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini to discuss the current status of its review of strategic alternatives, including the reactions of Company A and Fortinet to Meru’s announcement on January 6, 2015 and the inbound inquiries from the three aforementioned potential buyers in response to the same announcement. At this meeting, the Meru Board reviewed and approved a revised three-year financial plan (the “January 2015 Projections”) that took into account Meru’s restructuring plans, including revised forecasts, cash sensitivity analysis, potential financing alternatives, current sales pipeline and risks to the execution of such plan. The January 2015 Projections reflected projected revenue and earnings before interest and taxes (“EBIT”) numbers significantly below the October 2014 Projections. For 2015, projected revenue in the January 2015 Projections was reduced by 26% and EBIT was reduced by 92%. For 2016, projected revenue in the January 2015 Projections was reduced by 32% and EBIT was reduced by 65%. The Meru Board also authorized management to engage with the three new potential buyers and to notify all potentially interested buyers, including Fortinet, about this updated plan.”

(7)	Amending and restating the seventh full paragraph on page 20 thereof as follows:

“On January 31, 2015, Ms. Yang informed Deutsche Bank that Fortinet was no longer interested in proceeding with an acquisition of Meru primarily because Fortinet doubted Meru’s ability to meet its financial projections, and that there would be insufficient sales synergy to justify consistent growth.”

(8)	Inserting the following sentence after the third sentence in the paragraph that begins at the bottom of page 22 and ends on page 23 thereof as follows:

“After comparing the two indications of interest, the experience of the two interested parties in acquiring other businesses, the likelihood that each party could consummate a transaction on the terms being offered, and the ability of Meru to improve either or both offers, the Meru Board noted that Fortinet would be the preferred partner at this time.”

(9)	Inserting the following paragraph as the first full paragraph on page 24 thereof as follows:

“In addition, on May 19, 2015, Deutsche Bank advised Meru that it had not received any M&A financial advisory fees or other investment banking fees from Fortinet since at least January 1, 2013 and that Deutsche Bank had an approximately 0.05 of one percent ownership interest in Fortinet’s common stock as of May 18, 2015.”

(10)	Amending and restating the last sentence in the last bullet point on page 25 thereof as follows:

“For further discussion, see “Certain Financial Projections” below.”

II.	Item 4 of the Schedule 14D-9 under the heading “Certain Financial Projections” is hereby amended by:

(1)	Amending and restating the sentence above the table and table on page 30 thereof as follows:

“The following table presents selected unaudited prospective financial data, which were prepared in May 2015.

	Fiscal Year Ending December, 31 ($ in millions)
		2015E
($ in millions, except per share)	2014A	Q1 A	Q2 E	Q3 E	Q4 E	2015E	2016E	2017E	2018E	2019E
Revenue	$91	$17	$19	$23	$26	$85	$100	$114	$122	$129
% growth	(14%)					(7%)	17%	15%	7%	5%
Gross profit	$56	$11	$11	$14	$17	$53	$65	$76	$81	$86
% margin	62%	60%	61%	63%	64%	62%	65%	67%	67%	67%
Less: Operating expenses	(69)	(14)	(13)	(14)	(14)	(55)	(59)	(64)	(67)	(70)

EBIT (excl. stock based compensation expense)	($13)	($4)	($2)	$1	$3	($2)	$6	$12	$15	$16
% margin	(14%)	(20%)	(11%)	3%	10%	(3%)	6%	11%	12%	13%
Plus: Depreciation and amortization	1	0	0	0	0	1	1	2	2	2

EBITDA (excl. stock based compensation expense)	($11)	($3)	($2)	$1	$3	($1)	$8	$14	$16	$18
% margin	(12%)	(18%)	(9%)	4%	11%	(1%)	8%	12%	14%	14%
Less: Depreciation and amortization	(1)	(0)	(0)	(0)	(0)	(1)	(1)	(2)	(2)	(2)
Less: Stock based compensation	(6)	(2)	(2)	(2)	(2)	(7)	(8)	(8)	(8)	(9)

EBIT (incl. stock based compensation expense)	($18)	($6)	($4)	($1)	$1	($9)	($1)	$4	$6	$7
Less: Cash taxes	(1)	(0)	(0)	(0)	(0)	(1)	(1)	(1)	(1)	(1)
Tax Adjusted EBIT (incl. stock based compensation expense)	($19)	($6)	($4)	($1)	$1	($10)	($2)	$4	$6	$7
Plus: Depreciation and amortization	1	0	0	0	0	1	1	2	2	2
Less: Capital expenditures	(1)	(0)	(0)	(0)	(0)	(1)	(1)	(1)	(2)	(2)
Less: Increase in net working capital	1	1	(3)	(1)	(2)	(5)	2	1	0	0
Free Cash Flow	($17)	($4)	($7)	($2)	($1)	($15)	$1	$5	$6	$7
Net Income (incl. stock based compensation expense)	($20)	($6)	($4)	($1)	$1	($11)	($3)	$3	$5	$7

III.	Item 4 of the Schedule 14D-9 under the heading “Opinion of Meru’s Financial Advisor” is hereby amended by:

(1)	Amending and restating the last paragraph and table on page 34 thereof as follows:

“The results of this analysis are summarized as follows:”

	EV/LTM Revenue	EV/2015E Revenue
Business Comparable Companies
Aerohive Networks, Inc.	2.0x	1.9x
Aruba Networks, Inc.	2.3x	2.4x
Extreme Networks Inc.	0.5x	0.5x
Netgear Inc.	0.6x	0.7x
Ruckus Wireless, Inc.	2.5x	2.2x
Median	2.0x	1.9x

Financial Comparable Companies
Aviat Networks, Inc.	0.1x	0.1x
Electro Scientific Industries Inc.	0.7x	0.7x
EMCORE Corporation	0.4x	0.8x
Ikanos Communications, Inc.	0.7x	0.6x
O2Micro International Ltd.	0.2x	0.2x
Median	0.4x	0.6x
Meru at $1.39 on May 22, 2015 (management estimates)	0.3x	0.4x

Meru at $1.63 Per Share Merger Consideration (management estimates)	0.4x	0.4x

(2)	Amending and restating the second paragraph and following table on page 36 thereof as follows:

“The results of this analysis are summarized as follows:”

Equity Value less than $1 billion

Target	Acquirer	EV as a Multiple of
		LTM Revenue	NTM Revenue
Nortel Networks Corp. (Enterprise Solutions)	Avaya Inc.	0.5x	0.4x
Airvana, Inc.	Affiliates of S.A.C. Private Capital Group, LLC, GSO Capital Partners LP, Sankaty Advisors LLC and ZelnickMedia	4.1x	1.7x
SonicWall, Inc.	Thoma Bravo, LLC/Ontario Teachers’ Pension Plan	2.4x	2.1x
2Wire, Inc.	Pace plc	1.0x	0.9x
Trapeze Networks	Juniper Networks, Inc.	2.6x	N/A
Endace Limited	Emulex Corporation	3.0x	2.8x
Sierra Wireless, Inc. (AirCard Business)	Netgear, Inc.	0.6x	0.6x
Enterasys Networks, Inc.	Extreme Networks, Inc.	0.5x	0.5x
Alcatel-Lucent (Enterprise Business)	China Huaxin Post & Telecommunications Economy Development Center	0.4x	N/A
Median (less than $1 billion equity value)		0.8x	0.6x

Equity Value greater than $1 billion

Target	Acquirer	EV as a Multiple of
		LTM Revenue	NTM Revenue
3Com Corporation	Hewlett-Packard Co.	2.1x	2.1x
Blue Coat Systems, Inc.	Thoma Bravo, LLC	2.0x	1.9x
Meraki, Inc.[1]	Cisco Systems, Inc.	12.0x	8.0x
Motorola Solutions Inc. (Enterprise Business)	Zebra Technologies Corp.	1.4x	N/A
Aruba Networks, Inc.	Hewlett-Packard Co.	4.0x	3.0x
Blue Coat Systems, Inc.	Affiliates of Bain Capital, LLC	13.3x	N/A
Pace Plc	Arris Group Inc.	0.8x	0.8x
Median (greater than $1 billion equity value)		2.1x	2.1x

Proposed Merger at $1.63		0.4x	0.4x

[1]	Multiples based on bookings, as no revenue metrics were publicly available.

(3)	Amending and restating the first paragraph on page 37 thereof as follows:

“In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 16.0% to 20.0% to (i) Meru’s management estimates of after-tax unlevered free cash flows (less stock based compensation expense) for the period from March 31, 2015 through December 31, 2019, using the mid-year convention, (ii) estimated terminal values using a range of perpetuity growth rates of 2.0% to 4.0% and (iii) the residual value of net operating losses (“NOLs”) remaining as of December 31, 2019. For purposes of this analysis, free cash flow was calculated as tax adjusted EBIT plus depreciation and amortization, less capital expenditures less increase in net working capital. Deutsche Bank derived the foregoing range of discount rates by utilizing a weighted average cost of capital analysis based on certain financial metrics, including market risk premium and size premium for Meru and betas for Meru and the selected business comparable and financial comparable companies described above. For purposes of this analysis, Deutsche Bank assumed Meru’s $163.8M federal NOL balance as of December 31, 2014 as disclosed in Meru’s Annual Report on Form 10-K for the year ended December 31, 2014 and a net cash balance of $8 million.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERU NETWORKS, INC.

Dated: June 29, 2015

	By:	/s/ Dr. Bami Bastani
Dr. Bami Bastani
Chief Executive Officer